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FIRST MINING FINANCE FILES AMENDED RESOURCE ESTIMATE FOR
PITT GOLD PROJECT

January 6, 2017

VANCOUVER, BC, CANADA – First Mining Finance Corp. (“First Mining” or the “Company”) announces that today it filed an amended independent Technical Report for its Pitt Gold Project which has been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The report is entitled “NI 43-101 Technical Report and Review of the Preliminary Resource Estimate for the Pitt Gold Project, Duparquet Township, Abitibi Region, Quebec, Canada”.

The Technical Report for the Company’s Pitt Gold Project covers veins 1, 2, and 3, with a combined Inferred mineral resource of 1,076,000 tonnes grading 7.42 g/t Au containing 257,000 ounces Au. A cut-off grade of 3.0 g/t Au over a minimum horizontal width of 1.5 metres was used to calculate the Inferred resources set out in the Technical Report which has an effective date of December 15, 2016 and was prepared by Micon International Limited (“Micon”).

The amended technical report replaces the previous technical report for the Pitt Gold Project filed by First Mining on September 7, 2016. The amended technical report reclassifies the Indicated resources set out in the original report and concludes that all of the resources for the project are in the Inferred category. The change in the classification of the resource that was previously reported as Indicated is due to certain changes in the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Mineral Reserves that have been implemented since 2011.

A copy of the amended Technical Report can be accessed under the Company’s SEDAR profile at www.sedar.com, or on the Company’s website at www.firstminingfinance.com.

Dr. Chris Osterman, P.Geo. CEO of First Mining, is a “qualified person” as defined by NI 43-101 and he has reviewed and accepts responsibility for the technical information contained within this news release. Mr. William J. Lewis, P.Geo, Senior Geologist and Mr. Alan J. San Martin, MAusIMM, of Micon, the authors of the Technical Report, have also reviewed the technical information contained within this news release as independent “qualified persons” within the meaning of NI 43-101.

ABOUT FIRST MINING FINANCE CORP.

First Mining is a mineral property holding company whose principal business activity is to acquire high quality mineral assets with a focus in the Americas. The Company currently holds a portfolio of 25 mineral assets in Canada, Mexico and the United States with a focus on gold. Ultimately, the goal is to continue to increase its portfolio of mineral assets through acquisitions that are expected to be comprised of gold, silver, copper, lead, zinc and nickel.

For further information, please contact Patrick Donnelly, President at 604-639-8854, or Derek Iwanaka, Vice President, Investor Relations at 604-639-8824. Alternatively please email info@firstminingfinance.com or visit our website at www.firstminingfinance.com.

ON BEHALF OF THE BOARD OF
FIRST MINING FINANCE CORP.

“Keith Neumeyer”

Keith Neumeyer
Chairman

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.